Exhibit 99.1




News Announcement


                                              (BRIGHT STATION LOGO APPEARS HERE)



                  BRIGHT STATION PLC ANNOUNCES 2000 Q2 RESULTS
               AND INTERIM RESULTS FOR SIX MONTHS TO JUNE 30, 2000

               Continued Progress Towards Business Transformation

London, England - August 10, 2000 - Bright Station plc (LSE:BSN, NASDAQ:BSTN) (http://www.brightstation.com) the technology company and leading provider of Internet and eCommerce solutions, today announced its second quarter results for the three-month period ending June 2000, and its interim results for the six months to June 30, 2000.

Q2 Financial Highlights:

o $2.9 million, up 78% over Q2 1999 (excluding the substantial license fee of $6.1 million received from Fujitsu in Q2 1999);

o Pre-tax loss of $5.2 million reflects investment in building underlying businesses;

o Closing cash of $30.5 million, plus $7.4 million received from Thomson after June 2000 quarter's end, in final settlement of Information Services Division disposal;

o Discontinued ISD operations generated $16.4 million in revenues, and an operating loss of $2.1 million.

Q2 Operational Highlights:

o    Completion of ISD disposal to Thomson and repayment of all Group debt;

o CEOs recruited for Smartlogik, OfficeShopper and Bright Station Ventures Division;

o Leading edge Boo.com eCommerce software purchase completed at cost of $379,000 plus associated acquisition costs;

o    Smartlogik contract wins from BAA and Yellow Pages;

o WebCheck PDA launched and agreements signed with beenz.com and Netscape Communications Corp. WebTop indexes half a billion pages from the World Wide Web making it second only to Google in terms of indexed pages;

o Bright Station Ventures Division makes $152,000 (7%) investment in Netimperative, a content and community site for Internet professionals;

o    Bright Station staff levels increased from 160 to 235 by the quarter end.

Dan Wagner, CEO Bright Station plc, commented:
"The horizon is now clear for us to drive Bright Station forward as we progress the dramatic transformation of our business. We now have the capital and the talented people in place to develop our technologies as fast growing commercially successful businesses. As this progresses, we will be reviewing all the options for ensuring that the full value inherent within the business is released to the benefit of shareholders."

                                     (more)

Disposal of Information Services Division (ISD) and resultant balance sheet:

Following shareholder approval on April 27, 2000, the Company completed the disposal of ISD to The Thomson Corporation (Thomson) on May 4, 2000 for a total consideration of $289 million. In addition, the Company raised a further $42.3 million though equity subscriptions from Thomson ($24.1 million) and Jiyu Holdings ($18.2 million). The net proceeds of the sale and equity subscriptions were used to repay the Company's indebtedness in full and leave Bright Station sufficient cash to invest in the remaining businesses. The Company received a final payment from Thomson on August 1, 2000 in respect of working capital, giving pro forma cash at June 30, 2000 of $37.9 million.

As a consequence of the disposal of ISD, Bright Station is expected to generate substantial capital tax losses that will remain available for offset against potential future capital gains. The Company is now free of debt, with no capitalized development costs on the balance sheet (see below), and had positive net assets at June 30, 2000 amounting to $54.4 million.

Change in Accounting Policy:

Historically it has been the Company's policy to capitalize costs associated with the development of the host computer systems and the development of new products. In recognition of the fact that the Company's business going forward, comprising the eCommerce, Web Solutions and Ventures divisions is not mature and in light of changing industry practice, the Company has decided to change its accounting policy for these divisions such that development costs associated with these divisions are expensed to the profit and loss account as incurred. The revised policy is considered preferable to the previous policy, as it will present a more prudent view of the areas of business in which the Company now operates. The interim results for the six months ended June 30, 2000 are presented on this revised basis and the comparative results for the six months ended June 30, 1999 have been restated accordingly. The impact of the restatement on the comparative profit and loss account is an increase of $132,000 and the cumulative effect on the Group's reserves as of January 1, 2000 amounts to a decrease of $2.0 million. No such costs were capitalized during the six months ended June 30, 2000 and it would therefore be inappropriate to estimate the effect of the restatement on the profit and loss account for this period.

Software licensing revenues in the eCommerce division for the two quarters ended June 30, 1999 have been restated to match the phasing of the major components of the associated contracts. The effect of the restatement is to reduce revenues in the second quarter of 1999 by $132,000.

Business Review:

Group revenues for Q2 2000 increased by 78% over Q2 1999 (excluding the substantial license fee of $6.1 million received from Fujitsu in Q2 1999), and by 29% over Q1 2000. Bright Station is managed through three operating divisions:

Web Solutions Division (WSD)

WSD is focused on the proprietary InfoSort content indexing technology, Muscat natural language search technology, WebTop/WebCheck concept-based search tool and Smartlogik, the knowledge management suite of solutions.

Revenues for the second quarter increased by 28% over Q1 2000, to $2.1 million.

In this quarter, Smartlogik's newly appointed CEO, Stephen Hill, has been able to recruit key staff and develop his business plan. Smartlogik also negotiated several landmark new business contracts during the quarter. Licensing agreements have been announced with Yellow Pages, whereby Smartlogik's search and structuring technology is used to power the soon to be released Yell.com site, and with BAA, who selected the Company's knowledge management software suite for deployment to over 5,500 employees/desktops throughout its global Intranet.

During the period, WebTop also launched the WebCheck personal desktop assistant
(PDA) - a revolutionary search tool that allows users to simply highlight text inside a desktop document and with one mouse click, find concept-related information from the Web. The Company expects to
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

Bright Station Q2'00 Results, 8/10/00                                Page 3 of 9

generate revenues from licensing rebranded WebCheck PDAs to companies who want to provide their own customers with a seamless desktop search facility that aggregates targeted Web content alongside results from the Web at large. Bright Station also expects to generate revenue through advertising as the use of WebTop continues to grow.

Powerful new Sun Enterprise servers and other equipment, acquired from various leasing companies to Boo.com for $2.0 million, now drive WebTop, which has indexed over half a billion documents on the Web, making it the second most comprehensive search engine after Google. On June 26, 2000, Google announced that it had signed up with Yahoo! as its default Internet search engine.

As a consequence of these actions WebTop has developed an encouraging pipeline of potential alliance partners and has signed agreements with beenz.com, and with Netscape Communications Corp. of the US, to operate in the Netherlands.

eCommerce Division (ECD)

ECD contains the B2B OfficeShopper Internet procurement business and the Sparza B2B eCommerce licensing technologies.

Revenues for the second quarter increased by 32% over Q1 2000, to $778,000.

At the end of this quarter the appointment of a new management team was announced for OfficeShopper headed by Jeff Meers who, as CEO, has instituted a strategic review of the business. This will lead to the emergence of an extended business model with a refocused product offer and improved functionality leveraging off the existing technology. A planned re-launch date has been set for later in the year.

The acquisition of Boo.com's leading edge eCommerce software for $379,000 and its integration into Sparza has given the Company the opportunity to change the emphasis of Sparza. As a result, the Sparza eCommerce technology has been upgraded to now offer a fully functional and integrated eCommerce hosting capability. This should be of real value to new entrants into the European market; especially those from the US. Sparza is now multi-currency, multi-lingual and linked to fulfillment and logistics companies throughout Europe. This will allow retailers to enter new markets by leveraging the Sparza technology platform, coupled with their own marketing support, without having to replicate their existing bricks and mortar business models. In addition Sparza technology will provide a hosting solution for Internet companies that want a low risk, fast track entry into their respective markets. Discussions are currently taking place with several potential partners and licensees.

Bright Station Ventures  (BSV)

BSV was established to leverage off the technology and expertise that exists within the business. It seeks opportunities where Bright Station can apply its financial, intellectual and technology assets to start up companies in exchange for equity. BSV has moved fast since its creation in May, with the appointment of Robert Lomnitz as CEO and investments in four businesses:

During the six months ended June 30, 2000:
Zawya: Various technical and service investments in return for a 4% equity stake. Zawya is the premier Arab world financial vertical portal providing extensive coverage on money markets, industry sectors, and other information relevant to its targeted user group.

Netimperative: $152,000 in finance for a 7% equity stake with a technology investment to follow. Netimperative is a news site focusing on the Internet and containing exclusive, proprietary content generated by Netimperative's full time reporting staff;

In July 2000:

Yourable.com: Finance and technology invested in return for an 8.325% equity holding. Yourable is a vertical portal for the disabled community providing both infomediary and transaction opportunities;

Schoolsforschools.com: Finance and technology invested in return for an 8.325% equity holding. Schoolsforschools is an e-procurement service allowing schools to purchase their ongoing
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

Bright Station Q2'00 Results, 8/10/00                                Page 4 of 9

requirements at a reduced cost through the elimination of costly administrative procedures and the power of aggregated purchasing. BSV is currently assisting the company in its merger negotiations with BiblioTech, which owns Schoolmaster.net, a 5-year old school community Web site with a significant existing user base of in excess of 3,000 schools;

BSV is already receiving upwards of 30 - 50 business plans per week of other Internet start-up businesses that offer opportunities for the injection of Bright Station technology, know-how and cash in exchange for equity. It is also investigating opportunities to license Bright Station technologies through well-established overseas partners.

Outlook

The second quarter has seen progress towards achieving the business transformation started in Q1. New senior management are in place and are recruiting their own key teams and the Company's cash position is sound. Business plans for each core business are being reviewed or implemented. As a result, the new business pipeline for all the Bright Station businesses looks considerably stronger than at the start of the year.

Following healthy revenue growth in Q2, the Board anticipates continuing progress in the second half of 2000.

For further information please contact:

David Mattey, Chief Financial Officer
Nick Chaloner, Head of Corporate Communications
Bright Station plc                                                 020 7930 6900
nickchaloner@brightstation.com

John Olsen/Nick Lockwood
Hogarth Partnership                                                020 7357 9477
nlockwood@hogarthpr.co.uk

Robert Rinderman/David Collins
Jaffoni & Collins                                                   212 835 8500
BSTN@jcir.com

                            (financial tables follow)

Bright Station Q2'00 Results, 8/10/00                                Page 5 of 9


                                                   Bright Station plc
                                    Consolidated Profit And Loss Account (unaudited)
                                          For the 3 months ended June 30, 2000

                                                                                                    Restated
                                                                                     ----------------------------------------
                                            Continuing   Discontinued                Continuing   Discontinued
                                            operations     operations      Total     operations     operations       Total
                                            ------------ -------------- ------------ ------------ --------------  -----------
                                               2000          2000          2000         1999          1999           1999
                                            ------------ -------------- ------------ ------------ --------------  -----------

                                               $'000         $'000         $'000        $'000         $'000          $'000


 Turnover                                        2,920         16,343       19,263        7,702         59,848       67,550

 Cost of sales                                    (629)        (7,520)      (8,149)        (884)       (25,485)     (26,369)

                                            ------------ -------------- ------------ ------------ --------------  -----------

 Gross profit                                    2,291          8,823       11,114        6,818         34,363       41,181


Distribution costs                                (635)        (2,876)      (3,511)        (735)        (8,301)      (9,036)

 Administrative expenses                        (6,825)        (6,438)     (13,263)      (4,173)       (15,635)     (19,808)

 Amortization of development costs                    -        (1,683)      (1,683)            -        (3,311)      (3,311)

                                            ------------ -------------- ------------ ------------ --------------  -----------

 Operating (loss)/profit                        (5,169)        (2,174)      (7,343)         1,910          7,116        9,026

 Exceptional item - adjustment to  loss
on disposal of ISD                                    -          8,510         8,510           -              -            -

                                            ------------ -------------- ------------ ------------ --------------  -----------

 (Loss)/profit on ordinary activities
before interest                                 (5,169)           6,336       1,167         1,910          7,116        9,026
                                            ============ ==============              ============ ==============


Net interest payable                                                         (2,547)                                   (6,958)

                                                                        ------------                              -----------

 (Loss)/profit on ordinary activities
before taxation                                                              (1,380)                                    2,068


 Taxation on (loss)/profit on ordinary                                           17                                      (975)
activities

                                                                        ------------                              -----------
 (Loss)/profit on ordinary activities
after taxation                                                              (1,363)                                     1,093


 Minority equity interests                                                     (24)                                     (197)

                                                                        ------------                              -----------

 Retained (loss)/profit                                                     (1,387)                                       896
                                                                        ============                              ===========


                                                                        ------------                              -----------

 (Loss)/earnings per ADS (cents)                                              (3.3)                                       2.4
                                                                        ------------                              -----------

                                                                        ------------                              -----------
 (Loss)/earnings per ADR excluding
exceptional loss (cents)                                                     (23.9)                                       2.4
                                                                        ------------                              -----------

 Shares used in computing earnings per
ADS (thousands)                                                               41,468                                   37,893

The financial results set forth above represent the company's financial results under UK GAAP translated for convenience into US Dollars at the rate of US$:(pound) 1.5159 being the rate of exchange on June 30, 2000, the last trading day of the period.
                                     (more)

Bright Station Q2'00 Results, 8/10/00                                Page 6 of 9


                                                   Bright Station plc
                                    Consolidated Profit And Loss Account (unaudited)
                                          For the 6 months ended June 30, 2000

                                                                                             Restated
                                                                               -------------------------------------
                                         Continuing  Discontinued              Continuing   Discontinued
                                         operations   operations      Total    operations    operations    Total
                                         ----------- -------------  ---------- ------------ ------------ -----------
                                            2000         2000         2000        1999         1999         1999
                                         ----------- -------------  ---------- ------------ ------------ -----------

                                            $'000        $'000        $'000       $'000        $'000        $'000


Turnover                                     5,178        74,497      79,675        9,591      122,661     132,252

 Cost of sales                              (1,213)      (33,501)    (34,714)      (1,225)     (52,684)    (53,909)

                                         ----------- -------------  ---------- ------------ ------------ -----------

 Gross profit                                3,965        40,996      44,961        8,366       69,977      78,343


 Distribution costs                         (1,132)      (11,541)    (12,673)        (772)     (15,712)    (16,484)

 Administrative expenses                   (10,837)      (23,935)    (34,772)      (7,936)     (31,262)    (39,198)

 Amortization of development costs                -       (5,542)     (5,542)            -      (6,321)     (6,321)

                                         ----------- -------------  ---------- ------------ ------------ -----------

Operating (loss)/profit                     (8,004)          (22)     (8,026)        (342)        16,682      16,340


 Exceptional item - loss on disposal              -     (152,243)   (152,243)            -            -           -
of ISD

                                         ----------- -------------  ---------- ------------ ------------ -----------
 (Loss)/profit on ordinary activities
before interest                             (8,004)     (152,265)   (160,269)        (342)        16,682      16,340
                                         =========== =============             ============ ============


 Net interest payable                                                 (9,543)                                (13,764)

                                                                    ----------                           -----------

 (Loss)/profit on ordinary activities
before taxation                                                     (169,812)                                  2,576

 Taxation on (loss)/profit on
ordinary activities                                                     (411)                                 (1,047)

                                                                    ----------                           -----------

 (Loss)/profit on ordinary activities
after taxation                                                      (170,223)                                  1,529


 Minority equity interests                                               (56)                                     8

                                                                    ----------                           -----------


 Retained (loss)/profit                                             (170,279)                                  1,537
                                                                    ==========                           ===========


                                                                    ----------                           -----------

 (Loss)/earnings per ADS (cents)                                      (424.5)                                    4.1
                                                                    ----------                           -----------

                                                                    ----------                           -----------
 (Loss)/earnings per ADR excluding exceptional
loss (cents)                                                           (45.0)                                    4.1
                                                                    ----------                           -----------

 Shares used in computing earnings per
ADS (thousands)                                                         40,117                                37,885


The financial results set forth above represent the company's financial results under UK GAAP translated for convenience into US Dollars at the rate of US$:(pound) 1.5159 being the rate of exchange on June 30, 2000, the last trading day of the period.
                                     (more)

Bright Station Q2'00 Results, 8/10/00                                Page 7 of 9


                                                   Bright Station plc
                                         Consolidated Balance Sheet (unaudited)
                                                   as at June 30, 2000
                                                                                      Restated            Restated
                                                                                  -----------------   -----------------
                                                                  30 June              30 June           31 December
                                                                   2000                 1999                1999
                                                                   $'000               $'000               $'000
FIXED ASSETS

Intangible assets                                                           455              39,392              39,040

Goodwill                                                                  9,850              11,456              14,863

Tangible assets                                                           3,449              25,479              21,735

Investments                                                               5,190              20,518              14,606
                                                             ------------------   -----------------   -----------------

                                                                         18,944              96,845              90,244
                                                             ------------------   -----------------   -----------------

CURRENT ASSETS

Stocks                                                                       -                  238                 91

Debtors                                                                  12,861              75,756              55,618

Cash at bank and in hand                                                 30,512              13,672              15,949
                                                             ------------------   -----------------   -----------------

                                                                         43,373              89,666              71,658

CREDITORS (amounts falling
 due within one year)
                                                                       (6,658)           (108,720)           (108,499)
                                                             ------------------   -----------------   -----------------


NET CURRENT LIABILITIES                                                  36,715           (19,054)            (36,841)
                                                             ------------------   -----------------   -----------------


TOTAL ASSETS LESS CURRENT LIABILITIES                                    55,659              77,791              53,403

CREDITORS (amounts falling due
 after more than one year)
                                                                             -           (225,251)           (208,239)

Provisions for liabilities and charges
                                                                       (1,290)             (4,690)             (2,168)
                                                             ------------------   -----------------   -----------------


                                                                         54,369          (152,150)           (157,004)

                                                             ==================   =================   =================

CAPITAL AND RESERVES

Called up share capital                                                   2,616               2,300               2,348

Share premium account                                                   279,027             230,944             234,887

Shares to be issued                                                         203               1,466               1,466

Profit and loss account                                                (227,477)           (388,605)           (396,528)
                                                             ------------------   -----------------   -----------------

Ordinary shareholders' funds                                             54,369          (153,895)           (157,827)


Minority interest                                                            -                1,745                 823
                                                             ------------------   -----------------   -----------------


Total shareholders' funds                                                54,369          (152,150)           (157,004)

                                                             ==================   =================   =================

The financial results set forth above represent the company's financial results under UK GAAP translated for convenience into US Dollars at the rate of US$:(pound) 1.5159 being the rate of exchange on June 30, 2000, the last trading day of the period
                                     (more)

Bright Station Q2'00 Results, 8/10/00                                Page 8 of 9


                                                   Bright Station plc
                                            Consolidated Cash Flow Statement
                                    for the 6 Months Ended June 30, 2000 (unaudited)

                                                                                                      Restated
                                                                                                   ---------------
                                                                                      2000              1999
                                                                                      $'000             $'000

 NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES                                    (4,692)            7,649
                                                                                  --------------   ---------------

 RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
 Interest received
                                                                                           597               133
 Interest paid on bank loans and overdrafts
                                                                                       (12,056)          (13,576)
 Interest paid on finance leases
                                                                                           (38)               (8)
                                                                                  --------------   ---------------

                                                                                       (11,497)          (13,451)
                                                                                  --------------   ---------------

 TAXATION PAID
                                                                                          (376)             (596)
                                                                                  --------------   ---------------

 CAPITAL EXPENDITURE
 Payments to develop intangible assets
                                                                                        (4,407)           (9,150)
 Payments to acquire tangible fixed assets
                                                                                        (3,023)           (3,606)
 Purchase of investment
                                                                                          (151)                -
 Receipts from sales of tangible fixed assets
                                                                                             -                99
                                                                                  --------------   ---------------

                                                                                        (7,581)          (12,657)
                                                                                  --------------   ---------------
 ACQUISITIONS AND DISPOSALS
 Purchase of share in joint venture
                                                                                             -            (1,316)
 Proceeds from sale of investments
                                                                                             -             1,178
 Expenses in connection with purchase of subsidiary undertaking
                                                                                             -              (749)
 Cash transferred with sale of ISD
                                                                                        (7,296)                -
 Payment of deferred consideration
                                                                                        (1,912)                -
 Expenses in connection with disposal of ISD
                                                                                        (6,723)                -
 Proceeds from sale of investments
                                                                                       274,046                 -
                                                                                  --------------   ---------------

                                                                                       258,115              (887)
                                                                                  --------------   ---------------

 CASH INFLOW/(OUTFLOW) BEFORE THE USE OF
 LIQUID RESOURCES AND FINANCING
                                                                                       233,969           (19,942)
                                                                                  --------------   ---------------

 FINANCING
 Net proceeds on issue of Ordinary share capital
                                                                                          42,798               -
 Debt due within one year
 - Increase in borrowings
                                                                                             -            39,905
 - Repayment of loans
                                                                                      (261,526)          (13,176)
 Repayment of capital element of finance leases
                                                                                          (973)             (299)
                                                                                  --------------   ---------------

                                                                                      (219,701)           26,430
                                                                                  --------------   ---------------

 INCREASE IN CASH
                                                                                        14,266             6,488
                                                                                  ==============   ===============

 RECONCILIATION OF NET CASH FLOW TO MOVEMENT
 IN NET FUNDS/(DEBT)

 Increase in cash in the period
                                                                                        14,268             6,488
 Cash used to decrease lease financing
                                                                                           973               299
 Cash acquired from issue of debt (net of expenses)
                                                                                             -           (26,324)
 Cash used to repay loans
                                                                                       261,526             8,692

                                                                                  --------------   ---------------

 Change in net funds/(debt) from cash flows
                                                                                       276,767           (10,845)
 Other non-cash changes
                                                                                        (9,285)             (555)
 New finance leases
                                                                                             -            (2,082)
 Finance lease obligations transferred to ISD
                                                                                         8,677                 -
 Effect of foreign exchange rate changes
                                                                                        (7,683)           (8,446)
                                                                                  --------------   ---------------

 Movement in net funds/(debt) in period
                                                                                       268,476           (21,928)
 Net debt at beginning of period
                                                                                      (237,964)         (144,197)
                                                                                  --------------   ---------------
 Net funds/(debt) at end of period
                                                                                        30,512          (166,125)
                                                                                  ==============   ===============

The financial results set forth above represent the company's financial results under UK GAAP translated for convenience into US Dollars at the rate of US$:(pound) 1.5159 being the rate of exchange on June 30, 2000, the last trading day of the period.
                                     (more)

Bright Station Q2'00 Results, 8/10/00                                Page 9 of 9

                                                   Bright Station plc
                                                  Analysis of Revenues
                                    for the 6 Months Ended June 30, 2000 (unaudited)



                                                                     Restated
                                ----------------------------------  ---------------------------------------
                                      2000                                1999
                                ----------------------------------  ---------------------------------------

                                     Qtr 1       Qtr 2      Total        Qtr 1     Qtr 2             Total
                                     $'000       $'000      $'000        $'000     $'000             $'000

ISD - discontinued operations        58,154      16,343     74,497       62,813    59,848           122,661

WSD - continuing operations           1,670       2,142      3,812        1,427     7,214(1)          8,641

ECD - continuing operations             588         778      1,366          462       488               950


                                ----------------------------------  ---------------------------------------

Total revenues                       60,412      19,263     79,675       64,702    67,550           132,252
                                ==================================  =======================================


 (1) Includes $6.1 million in respect of license fee from Fujitsu

The financial results set forth above represent the company's financial results under UK GAAP translated for convenience into US Dollars at the rate of US$:(pound) 1.5159 being the rate of exchange on June 30, 2000, the last trading day of the period.

These results are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The financial statements for the year ended December 31, 1999 have been audited by the Company's auditors, PricewaterhouseCoopers, and delivered to the Registrar of Companies. The audit report was not qualified and neither did it contain any statements under Section 237 (2) or (3) of the Companies Act 1985. With the exception of the change in accounting policy for capitalised development costs and the restatement of software licencing revenues (see interim statement), the unaudited results for the six months ended June 30, 2000 have been prepared in accordance with the accounting policies stated in the 1999 Annual Report and Accounts.
                                      # # #